UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Integrated Silicon Solution, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

45812P107

(CUSIP Number of Class of Securities)

(Underlying Ordinary Shares)

John M. Cobb

Vice President and Chief Financial Officer

1940 Zanker Road

San Jose, CA 95112

(408) 969-6600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

J. Robert Suffoletta, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

900 South Capital of Texas Highway

Las Cimas IV, Fifth Floor

Austin, TX 78746-5546

Tel: (512) 338-5400

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable *	Not applicable *

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO is being filed by Integrated Silicon Solution, Inc. (“ISSI” or “Company”) pursuant to General Instruction D to Schedule TO.

Explanatory Note

On January 7, 2009, ISSI filed with the Securities and Exchange Commission a Notice of Annual Meeting of Stockholders and a Definitive Proxy Statement on Schedule 14A (collectively the “Definitive Proxy Materials”) in connection with the 2009 Annual Meeting of Stockholders at which the Company’s stockholders will vote on, among other things, a proposal to approve an Option Exchange Program described in the Definitive Proxy Materials. A copy of the Definitive Proxy Materials is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Additional Information and Where to Find It

ISSI has not commenced the Option Exchange Program referred to in the exhibit hereto. If the Option Exchange Program is approved by its stockholders, ISSI will provide eligible employees with written materials explaining the full terms and conditions of the program, and will also file these materials with the Securities and Exchange Commission. WHEN THESE MATERIALS BECOME AVAILABLE, EMPLOYEES ELIGIBLE FOR THE OPTION EXCHANGE PROGRAM SHOULD READ THEM CAREFULLY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OPTION EXCHANGE PROGRAM.

After the materials are filed with the Securities and Exchange Commission, they will be available free of charge at www.sec.gov and on ISSI’s website at www.issi.com.

Item 12.	Exhibits

Exhibit Number	Description
99.1	Notice of Annual Meeting of Stockholders and Definitive Proxy Statement filed on Schedule 14A with the Securities and Exchange Commission on January 7, 2009.